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Abitibi-Consolidated Announces Q3 Results

MONTRÉAL, October 25, 2006 - Abitibi-Consolidated Inc. today reported a third quarter loss of $48 million, or 11 cents a share. This compares to net earnings of $99 million, or 23 cents a share, recorded in the third quarter of 2005. For the first nine months of 2006, the Company recorded net earnings of $76 million, or 17 cents a share, compared to $5 million, or 1 cent a share, in the same period of last year.

Although not a GAAP measure, the third quarter loss before the impact of specific items was $59 million, or 13 cents per share. This compares to a loss of $40 million, or 9 cents a share, in the third quarter of 2005. (Table 3 of MD&A)

Before specific items, the Company posted an operating profit of $3 million during the third quarter of 2006, with its Newsprint business making a positive contribution of $40 million, while its Commercial Printing Papers (CPP) and Wood Products segments posted operating losses of $4 million and $33 million respectively. This compares with an overall operating profit of $49 million in the same quarter of 2005. (Table 2 of MD&A)

Before specific items, the $46 million reduction in operating profit from continuing operations is mainly attributable to the strengthening of the Canadian dollar, higher cost of products sold per unit and lower sales volume. These were partially offset by higher prices in the Company’s two paper business segments and lower amortization.

Q3 2006 Highlights

•	Sales of $1.18 billion ($1.36 billion in Q3 2005)
•	EBITDA of $113 million ($176 million in Q3 2005)
•	Wood Products EBITDA declines $31 million vs. Q3 2005
•	US $235 million refund of softwood lumber duty deposits anticipated before year-end
•	Improvement in costs and pricing of CPP business vs. Q2
•	North American newsprint supply/demand remained largely in balance
•	SG&A costs continue to decline; among lowest in industry

“The third quarter once again required decisive action on our part. We announced the idling of five sawmills, representing approximately 20% of our annual production capacity. We continue to progress with our previously announced IPO for an income fund that will hold a minority interest in all of the Company’s Ontario hydroelectric assets. We made important strides in reducing our SG&A costs and, in light of progress achieved to-date, we are confident in removing $35 million of cost annually,” said John Weaver, President and CEO.

Two previously announced initiatives, the IPO for the Ontario hydroelectric income fund as well as the acquisition of the remaining interest in Augusta Newsprint Company, are expected to proceed in Q1 2007.

Final settlement of the softwood lumber dispute is also an important milestone. The approximately US$235 million of refunded deposits, expected to be received in the fourth quarter, will be targeted to debt reduction.

A conference call hosted by management to discuss quarterly results will be held today at 11 a.m. (Eastern). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live conference call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.9 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands. Abitibi-Consolidated shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE: ABY).

Contacts

Investors: Francesco Alessi Vice-President Investor Relations and Taxation 514 394-2341 falessi@abitibiconsolidated.com	Media: Seth Kursman Vice-President Communications and Government Affairs 514 394-2398 seth_kursman@abitibiconsolidated.com

FORWARD-LOOKING STATEMENETS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.